Regenique Group Limited

10 Sinara Drive

#10-25 Square 2

Singapore 307506

August 8, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tayyaba Shafique
Michael Fay
Robert Augustin
Jane Park

Re:	Regenique Group Limited
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted July 18, 2025
CIK No. 0002063022

Dear Sir or Madam:

This letter sets forth responses of Regenique Group Limited, a Cayman Islands exempted company (the “Company”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated July 31, 2025 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1 previously submitted on July 18, 2025.

Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to its draft registration statement on Form F-1 (the “Amendment No. 2”) via EDGAR to the Securities and Exchange Commission for confidential review.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Amendment No. 2 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 2.

K&L GATES, SOLICITORS

44th Floor    Edinburgh Tower    The Landmark    15 Queen’s Road Central    Hong Kong

高蓋茨律師事務所    香港中環皇后大道中    15號 置地廣場公爵大廈 44 樓

T +852 2230 3500    F +852 2511 9515    klgates.com

Partners
Jay C. CHIU	邱志藩	Jay J. LEE	李再浩	Vincent S.K. TSO	曹紹基	Sook Young YEU	呂淑榮
Janney Y. CHONG	莊 怡	Scott D. PETERMAN	畢德民	Christopher TUNG	董彥華	Eugene Y.C. YEUNG	楊睿知
William Z. HO	何志淵	Virginia M.L. TAM	譚敏亮

Registered Foreign Lawyer (PRC)=

Amigo L. XIE	謝 嵐

Amendment No.1 to Draft Registration Statement on Form F-1 submitted July 18, 2025

Prospectus Summary, page 1

1.	We note your revised disclosure on page 72 in response to prior comment 4 that you are “preliminarily evaluating the feasibility of entering into comparable markets” in Southeast Asia and that “as of the date of this prospectus, no definitive arrangements or material expansion plans have been established.” Please revise to balance your Summary disclosure on page 2 and clarify the status of your expansion plans accordingly.

The Company has revised its disclosure on page 2 of Amendment No. 2.

Corporate History, page 4

2.	We note your response to comment 7. We note that certain portions of Exhibit 10.6 have been redacted. Please revise the footnote to the exhibit index regarding the omission of information from certain filed exhibits to specify the rule relied upon. Pursuant to Item 601(b)(10)(iv), please include a statement at the top of the first page of such exhibit stating that certain information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential.

The Company has revised its disclosure on page II-3 of Amendment No. 2.

3.	We note your response to comment 8. We note that “[t]wo of the properties (namely Novena Medical Centre, 10 Sinaran Drive, #10-25, Singapore 307506 and Novena Medical Centre, 10 Sinaran Drive, #10-26, Singapore 307506) are leased from ClearSK Healthcare Pte Ltd., which is a Mixed Business and Back-End Entity and a related party of the Company. One of the properties (namely the warehouse at 114 Lavender Street #09-91 CT Hub 2, Singapore 338729) has been assigned from SGP Healthcare Investments Pte Ltd, which is a Mixed Business and Back-End Entity and a related party of the Company...” Please revise to describe the material terms of these lease agreements, including the termination provisions. Please file the lease agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

The Company respectfully submits that it believes such lease agreements to be on arm’s length basis but believes it to be prudent to file the lease agreements as exhibits. The Company has revised its disclosure on pages 84 and 85 of Amendment No. 2 and filed the lease agreements and the deed of assignment as Exhibits 10.7, 10.8, and 10.9 of Amendment No. 2.

Use of Proceeds, page 35

4.	We note your response to comment 9 and reissue it in part. We note your response that “it is [y]our mid to long term growth strategy to acquire a controlling stake in a business” and that “[you] are [in the] preliminary stage of evaluation potential opportunities but have not yet identified or initiated any specific acquisitions or transactions.” Please revise your disclosure here to clarify the preliminary stage of evaluation and planned timing for your acquisition strategy accordingly.

The Company has revised its disclosure on pages 10 and 35 of Amendment No. 2.

Business

Use of MSCs in Aesthetic Treatments, page 64

5.	We note your revised disclosure on page 65 in response to prior comment 15 that WJMSCs have a “strong regenerative signaling through a richer mix of biological signals” and its “high proliferation rate and low immunogenicity places WJ-MSCs at the forefront of next-generation regenerative and aesthetics application.” Please revise your provide support for your statements or characterize the same as management’s opinions or beliefs.

The Company has revised its disclosure on page 65 of Amendment No. 2.

Our Future Business Activities , page 79

6.	We note your response to comment 20 and reissue it in part. Please revise your disclosure to state, as you do in your response letter, that there have been no payments paid to date under the License Agreement.

The Company has revised its disclosure on page 80 of Amendment No. 2.

Combined Financial Statements

Notes to Combined Financial Statements, page F-7

7.	In response to comment 24 you set forth that the Company and the related company acknowledge and agree that the rights granted to the Company are intended to give the Company the power to direct the activities of the business conducted at the property, which most significantly impact its economic performance, such that the Company would be considered the primary beneficiary of the arrangement. Please provide us an analysis of whether the related company referenced in the response is a VIE and whether you have any variable interest. Refer to ASC 810-10-05-8 through 05-13 and 25-20 through 25-59. In addition, please expand Note 6, page F-16, to disclose the amount of the property loan and to state that the loan is not recorded on your financial statements.

The Company respectfully submits that it has considered ASC 810-10-05-08 through 05-13 and 25-20 through 25-59 and determined that the related party entity is a variable interest entity (the “VIE”).

Under ASC 810-10-25-55, given the Company has a contractual right to the property for use on a rent-free basis, providing the Company with the economic benefit, but the loan is held by the related party entity which exposes the Company to a risk of loss in the event that the lender (i.e. the bank) takes possession of the property. Concurrently, as the related party entity lacks sufficient equity to finance its activities independently and relies on shareholder funding (ASC 810-10-15-14(a)), the Company respectfully submits that it has determined that the related party entity is a VIE.

Notwithstanding the foregoing, under ASC 810-10-25-38A, while the Company receives significant economic benefit and has the full power and control on the property itself, it does not have the full power and control to direct the most significant activities as well as receive the significant economic benefit of the entire VIE, and therefore the Company is not the primary beneficiary. Consequently, the Company respectfully submits that the VIE is not consolidated.

The Company has revised its disclosure of Note 6 on page F-16 of Amendment No.2 to disclose the amount of the property loan and to clarify that the loan is not recorded in the Company’s financial statements.

If you have any questions regarding Amendment No. 2, please contact Virginia Tam at (+852) 2230 3535 of K&L Gates LLP.

Sincerely,

By:	/s/ Wong Ming Kwong
	Name:	Wong Ming Kwong
	Title:	Chief Executive Officer

Via E-mail:

cc:	Virginia Tam
K&L Gates LLP

Ying Li
Guillaume de Sampigny
Hunter Taubman Fischer & Li LLC

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